# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CEA Industries Inc., CIK 0001482541
CUSIP: 86887P101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1780 55TH STREET, SUITE C, BOULDER, Colorado (CO), 80301
Date of event which requires filing of this statement: 07/28/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001896206

## Reporting persons
- Alta Partners LLC: type of reporting person: other (OO); citizenship or place of organization: New York (NY); sole voting power 57,330; shared voting power 0; sole dispositive power 57,330; shared dispositive power 0; aggregate amount beneficially owned 57,330 (6.4% of the class)

## Item 1. Issuer
Name of issuer: CEA Industries Inc.
Address of issuer's principal executive offices: 1780 55TH STREET, SUITE C, BOULDER, COLORADO, 80301.

## Item 2. Person Filing
Name of person filing: Alta Partners LLC
Address of principal business office or, if none, residence:
1205 Franklin Avenue
Garden City, New York 11530
Citizenship: New York Limited Liability Company

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 57,330 shares, representing shares issuable upon exercise of warrants
Percent of class: 6.4%
Sole power to vote or to direct the vote: 57,330 shares
Shared power to vote or to direct the vote: 0 shares
Sole power to dispose or to direct the disposition: 57,330 shares
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Alta Partners LLC: /s/ Steven Cohen, Steven Cohen, Managing Member (07/31/2025)